Exhibit (a)(5)(M)
REVLON ANNOUNCES CONSUMMATION OF EXCHANGE OFFER
Maturity Date of Senior Subordinated Term Loan Owed to MacAndrews & Forbes Extended
from August 2010 to October 2014
Issues 9,336,905 Shares of New Series A Preferred Stock
NEW YORK, October 8, 2009 — Revlon, Inc. (NYSE: REV) (“Revlon”) today announced the consummation of its exchange offer in which each issued and outstanding share of Revlon Class A common stock was exchangeable on a voluntary basis for one share of a newly-issued series of Revlon preferred stock (the “Exchange Offer”). The Exchange Offer expired in accordance with its terms at 11:59 p.m., New York City time, on October 7, 2009.
Revlon indicated that it issued 9,336,905 shares of Revlon Series A preferred stock to stockholders (other than MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”) and its affiliates) in exchange for the same number of shares of Revlon Class A common stock tendered for exchange. The Class A common stock tendered in the Exchange Offer represented 46% of the shares of Revlon Class A common stock not beneficially owned by MacAndrews & Forbes and its affiliates. Revlon has accepted for exchange all validly tendered shares of Class A common stock.
In connection with the consummation of the Exchange Offer, MacAndrews & Forbes contributed to Revlon $48,645,275 in principal amount of the Senior Subordinated Term Loan between Revlon’s wholly-owned operating subsidiary, Revlon Consumer Products Corporation (“RCPC”), and MacAndrews & Forbes (representing $5.21 of the principal amount of such loan for each share of Revlon Class A common stock exchanged in the Exchange Offer) (the “Contributed Loan”). For each share of Revlon Class A common stock exchanged in the Exchange Offer, Revlon issued to MacAndrews & Forbes one share of Class A common stock, or 9,336,905 shares of Class A common stock in the aggregate. Upon consummation of the Exchange Offer, certain amendments to the terms of the Senior Subordinated Term Loan became effective, including amendments—
•	extending the maturity date of the portion of the Senior Subordinated Term Loan that will remain owed to MacAndrews & Forbes (the “Non-Contributed Loan”) from August 1, 2010 to the fifth anniversary of consummation of the Exchange Offer, or October 8, 2014, and changing the interest rate on the Non-Contributed Loan from 11% to 12% per year; and

•	extending the maturity date of the Contributed Loan from August 1, 2010 to the fourth anniversary of consummation of the Exchange Offer, or October 8, 2013, and changing the interest rate on the Contributed Loan from 11% to 12.75% per year.

As a result of these transactions—
•	MacAndrews & Forbes and its affiliates beneficially own in the aggregate 37,544,640 shares of Revlon Class A common stock, or 77.5% of the Revlon Class A common stock, all 3.125 million shares of Revlon’s Class B common stock and 78.9% of the combined Revlon Class A common stock and Class B common stock (representing 77.3% of the combined voting power of the Revlon Class A and Class B common stock and the Series A preferred stock); and
•	Revlon’s stockholders (other than MacAndrews & Forbes and its affiliates) beneficially own in the aggregate 10,898,432 shares of Revlon Class A common stock, or 22.5% of the Revlon Class A common stock, and all 9,336,905 shares of the Revlon Series A preferred stock (which, together with the Revlon Class A common stock held by such stockholders, represent 22.7% of the combined voting power of the Revlon Class A and Class B common stock and the Series A preferred stock).
Each share amount, share percentage and dollar amount referred to in this press release is approximate.
About Revlon
Revlon is a worldwide cosmetics, hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants and beauty care products company. The Company’s vision is to provide glamour, excitement and innovation to consumers through high-quality products at affordable prices. Websites featuring current product and promotional information can be reached at www.revlon.com, www.almay.com and www.mitchumman.com. Corporate and investor relations information can be accessed at www.revloninc.com. The Company’s brands, which are sold worldwide, include Revlon ®, Almay ®, ColorSilk ®, Mitchum ®, Charlie ® , Gatineau ® and Ultima II ®.
CONTACT FOR REVLON:
Revlon, Inc.
Steven Berns,
Executive Vice President and Chief Financial Officer
+1-212-527-5181